                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

(Check One):

[ ] Form 10-K and Form 10-KSB      [ ] Form 20-F
[X] Form 10-Q and Form 10-QSB      [ ] Form N-SAR

For period ended: December 31, 2000

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

  Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification
relates:______________________________________

PART I - REGISTRANT INFORMATION

Full Name of Registrant: Nation Energy, Inc.

Former Name if Applicable: Excalibur Contracting, Inc.

Address of Principal Executive Office (Street and Number):  Suite 1100 - 609
West Hastings Street, Vancouver, British Columbia V6B 4W4

PART II - RULES 12b-25(b) AND (c)

If  the  subject  report  could not be filed without unreasonable  effort  or expense  and  the  registrant seeks relief pursuant to  Rule  12b-25(b),  the following should be completed.  (Check box if appropriate)  [X ]

[X] (a)  The reasons described in reasonable detail in Part III of this  form could not be eliminated without unreasonable effort or expense;

[X] (b)  The subject annual report, semi-annual report, transition report  on
    Form  10-K,  Form  20-F, 11-K or Form N-SAR, or portion thereof  will  be filed  on  or before the fifteenth calendar day following the  prescribed due date; or the subject quarterly report or transition report on Form 10-
    Q,  or portion thereof will be filed on or before the fifth calendar  day following the prescribed due date; and

[ ] (c)  The  accountant's statement or other exhibit required by  Rule  12b-
    25(c) has been attached if applicable.

PART III - NARRATIVE

State  below in reasonable detail the reasons why Form 10-K and Form  10-KSB,
20-F,  11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The registrant is unable to file timely its report of Form 10-QSB without unreasonable effort and expense because certain joint billing information that is required for the preparation of the financial information required to be included in such report was provided to the registrant at too late a date to incorporate such information in the registrant' financials.  This joint billing information relates the registrant's joint venture in the Greater
Trona area of Wyoming, where it has focused its oil and gas exploration activities to date, and was provided by the registrant's co-party in this joint venture.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification:

Jonathan J. Fisher                 (206)            623-7580
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    (Name)                      (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the
Securities  Exchange Act of 1934 or Section 30 of the Investment Company  Act
of  1940  during the preceding 12 months or for such shorter period that  the registrant was required to file such report(s) been filed?  If the answer  is
no, identify report(s). [X] Yes   [ ] No

(3)  Is  it  anticipated that any significant change in results of operations from  the corresponding period for the last fiscal year will be reflected  by the  earnings  statements  to be included in the subject  report  or  portion
thereof?     [ ] Yes [X] No

If  so, attach an explanation of the anticipated change, both narratively and quantitatively,  and,  if  appropriate, state the reasons  why  a  reasonable estimate of the results cannot be made.

                             NATION ENERGY, INC.
                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 14, 2001                 By:  /s/ Donald A Sharpe
                                           -------------------------------
                                             Name:  Donald A. Sharpe
                                             Title: President

INSTRUCTION: The form may be signed by an executive officer of the registrant or  by  any other duly authorized representative. The name and title  of  the person  signing the form shall be typed or printed beneath the signature.  If the  statement  is  signed  on  behalf of the  registrant  by  an  authorized
representative   (other  than  an  executive  officer),   evidence   of   the
representative's authority to sign on behalf of the registrant shall be filed with the form.
---------------------------------- ATTENTION --------------------------------
Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (See 18 U.S.C. 1001).
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